Exhibit 12

Cytec Industries Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2002	2003	2002

Earnings before income taxes, equity in earnings of associated companies and cumulative effect of change in accounting principle

	$26.2	$38.1	$100.8	$77.4
Add:
Distributed income of associated companies	-	-	4.7	0.6
Amortization of capitalized interest	0.1	0.1	0.3	0.2
Fixed charges	7.0	6.4	18.1	19.8
Less:
Capitalized interest	(0.3)	(0.2)	(0.7)	(0.5)
Earnings as adjusted	$33.0	$44.4	$123.2	$97.5

Fixed charges:
Interest on indebtedness including amortized premiums, discounts and deferred financing costs

	$6.0	$5.5	$15.4	$17.1
Portion of rents representative of the interest factor
	0.9	0.9	2.7	2.7
Fixed charges	$7.0	$6.4	$18.1	19.8
Ratio of earnings to fixed charges	4.7	6.9	6.8	4.9